

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 21, 2009

Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Caton Center Dr., Suite E
Baltimore, MD 21227

> **RE: View Systems, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009, as amended June 29, 2009**
> **File No. 000-30178**
>
> **Form 10-Q for the quarterly period ended March 31, 2009**
> **Filed May 15, 2009, as amended August 21, 2009**
> **File No. 000-30178**

Dear Mr. Than:

    We have reviewed your response letter and revised disclosure, and we have the following additional comments. In our comments, we ask you to amend your Form 10-K for the fiscal year-ended December 31, 2008 and your Form 10-Q for the quarter-ended March 31, 2009. However, prior to filing an amendment, we ask that you present your proposed, revised disclosures in a response letter**.** If the comment requests revised disclosure in future filings, please confirm in writing that you intend to do so. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 10-K for the year ended December 31, 2008, as amended

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.   Please tell us the status of your merger with Wytan Corp. We are unable to locate any reference to this merger in your most recent Form 10-Q.

Liquidity and Capital Resources, page 20

2.   We note your revised disclosure and response to comment four in our letter dated
        July 9, 2009, pertaining to your liquidity and capital resources disclosure. In your
        revised disclosure, you state, "For the year ended December 31, 2008, we used
        $18,313 of cash to finance our day to day operating activities." Please revise to
        clarify that this figure is presented on a <u>net</u> basis (i.e., net cash used in operating
        activities).

Item 8. Financial Statements and Supplementary Data, page 26

3.   We note your response to our comment five in our letter dated July 9, 2009.
        Please tell us when the initial engagement letter was signed. If the letter was
        signed prior to February 5, 2009 and/or Mr. Sita continued to own the shares
        issued to him during the audit and professional engagement period, it appears to
        us that Davis, Sita & Company, P.A. is not independent pursuant to Rule 2-
        01(3)(c)(1) of Regulation S-X. In addition, tell us Mr. Ralph Sita's position at
        Davis, Sita & Company, P.A. Further, tell us why the 250,000 shares were issued
        to Mr. Sita and the 500,000 additional shares were transferred into his brokerage
        account instead of the firm's account.

Report of Independent Registered Public Accounting Firm, page 27

4.   It appears to us that Davis, Sita & Company, P.A. is not registered with the
        PCAOB. As stated in your response to our previous comment five, we note that
        Davis, Sita & Company, P.A. withdrew its registration with the PCAOB. Please
        tell us why the report of Davis, Sita & Company, P.A. complies with Rule 2-
        01(3)(a) of Regulation S-X.

Consolidated Balance Sheets, page 28

5.   Please revise to provide the consolidated balance sheets as of December 31, 2007.

Consolidated Statements of Operations, page 29

6.   Please revise to include the line item "Extraordinary item: Expired debt and
        related accrued interest" in "Total Other Income(Expense) from continuing
        operations" and delete the reference to "Extraordinary item."

12. Extraordinary Item, page 44

7.   Please tell us in more detail the factors you considered in concluding that the note payable was considered legally released pursuant to paragraph 16(b) of SFAS 140. It is unclear to us what is meant by "the expiration of the minimum holding period as defined by the statute of limitation."

Form 10-Q for the quarterly period ended March 31, 2009, as amended

Part I. Financial Information

Item 2. Management's Discussion and Analysis…, page 11

8.   We note your response to comment two in our letter dated July 9, 2009, pertaining to the relationship between Visisys Holding, Plc. and Technology Corps, Inc. You state that, to your knowledge, Visisys Holding, Plc. is not related to Technology Corps, Inc. Therefore, as previously requested in comment three in our letter dated June 9, 2009, please revise your MD&A to include a discussion of the anticipated impact that your investment in Technology Corps, Inc. will have on your future financial condition and results of operations. If you believe that disclosure of this event is not required because it will not have a material impact on your future results of operations or financial condition, please state so in your response.

9.   We note your revised disclosure in response to comment three in our letter dated July 9, 2009, pertaining to the five contracts with a prime contractor. In this regard, we note that you have signed Memorandum of Understandings with Visisys and with its CEO that are binding on View Systems. As these appear to be material contracts, please amend your Form 10-Q to file such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Also, revise your discussion to include the date on which these agreements were effected.

10.   We note your response and revised disclosure to comment three in our letter dated July 9, 2009, pertaining to your statement that you expect certain contracts to provide you with a "substantial revenue stream for a significant number of years." As previously requested, please revise to disclose the basis for your expectation that these subcontracting jobs will provide you with a "substantial revenue stream for a significant number of years." Quantify the impact that these subcontracting jobs will have on your revenue streams to the extent practicable (using a range or percentage, if necessary).

Part II – Other Information

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 21

11.   You disclose that the company issued 10,000,000 shares at $0.0135 per share to director Michael Bagnoli on June 1, 2009. However, Mr. Bagnoli has not filed an amendment to his Schedule 13D to reflect this material change. Similarly, we note that this acquisition was not reported on a Form 4 pursuant to Section 16(a) of the Exchange Act. While the staff recognizes that counsel for the company may not also represent the company's directors, executive officers and beneficial owners, please advise them to file all reports under Sections 13(d) and 16(a) immediately. Also, please have Mr. Bagnoli provide written confirmation of his understanding that the filing of reports under Sections 13(d) and 16(a) at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

12.   We note that you have not included the shares issued to Visisys Plc. and its CEO pursuant to their respective Memorandum of Understandings, as disclosed on page 12. Please revise to include all of the information required by Item 701 with respect to these transactions.

13.   It appears from your disclosure that Visisys Plc. and its CEO, pursuant to their respective Memorandum of Understandings, may have obtained beneficial ownership of your securities such that they are required to report their holdings pursuant to Sections 13(d) and 16(a) of the Exchange Act. In this regard, please note that, for purposes of calculating beneficial ownership pursuant to Rule 13d-3, a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within sixty days, including, but not limited to, the right to acquire such security through the exercise of any option, warrant, or right. See Rule 13d-3(d)(1)(i) and Rule 16a-1(a)(1). Therefore, please request that Visisys Plc. and its CEO file all reports under Sections 13(d) and 16(a) immediately. If you do not believe beneficial ownership reporting is required, please explain why in your response letter.

*   *   *   *

        Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3810 with any questions.


Sincerely,

/s/ Jay Knight

for Larry Spirgel
Assistant Director


cc: <u>By facsimile to (786) 787-0456</u>
   Russell C. Weigel III, Esq.